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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                                Amendment No. 3
                        RULE 13E-3 TRANSACTION STATEMENT
           (Pursuant to Section 13(e) of the Securities Exchange Act)

                                 PDK Labs, Inc.
                                ----------------
                                (Name of Issuer)

                                Karine Hollander
                               Raveendra Nandigam
                               Reginald Spinello
                          PDK Acquisition Corporation
                                 PDK Labs, Inc.
                        -------------------------------
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 per share
                        Preferred Stock, $.01 per share
                        ---------------------------------
                         (Title of Class of Securities)

                            Common Stock: 693293508
                           Preferred Stock: 693293300
                     -------------------------------------
                     (CUSIP Number of Class of Securities)

                             Robert H. Cohen, Esq.
                     Morrison Cohen Singer & Weinstein, LLP
                              750 Lexington Avenue
                            New York, New York 10022
                                 (212) 735-8680

                 (Name, Address and Telephone Number of Person
                       Authorized to Receive Notices and
             Communication on Behalf of Person(s) Filing Statement)


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This statement is filed in connection with (check the appropriate box):

a. The filing of solicitation materials or in information statement subject to Regulation 14A, Regulation 14C, or Rule 13E-3(c) under the Securities Exchange Act of 1934. |X|

b. The filing of registration statement under the Securities Act of 1933.

c. A tender offer.

d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

Calculation of Filing Fee

$ 9,206,103                             $1,841.22
------------------------                -------------------
Transaction Valuation(1)                Amount of Filing Fee


Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. |X|

Amount previously paid: $2,363.46                Filing party: PDK Labs Inc.
                        ---------

Form or registration no.:   14D-1         Date filed:  August 4, 2000

      This Amendment No. 3 to Schedule 13E-3 (the "Amendment No. 3") relates to a Schedule 13E-3 (as amended on August 7, 2000 and September 19, 2000, the "Original Statement"), dated August 4, 2000, relating to the Agreement and Plan of Merger, dated as of August 3, 2000 (the "Merger Agreement"), as amended on September 21, 2000, by and among PDK Acquisition Corporation, a New York corporation ("Purchaser") and PDK Labs Inc., a New York corporation (the "Company"), pursuant to which Purchaser will be merged into the Company, with the Company being the surviving corporation. Subject to the terms and conditions of the Merger Agreement, all of the outstanding shares of common stock, par value $.01 per share, of the Company (the "Common Stock") and preferred stock,

--------
         (1) As of September 15, 2000, the Company has 2,300,007 shares of Common Stock and 244,566 shares of Preferred Stock outstanding. 872,500 shares of Common Stock are owned by the Purchaser or will be contributed to the Purchaser in connection with the transaction described herein by the stockholders of the Purchaser. Therefore, the fee is based on 1,427,507 multiplied by the merger price of $5.00 per share of Common Stock, plus 244,566 multiplied by the merger price of $8.00 per share of Preferred Stock.

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par value $.01 per share, of the Company (the "Preferred Stock") not owned by the Purchaser will be acquired for $5.00 per share, and $8.00 per share, respectively, net to the seller in cash.

      The terms and conditions of the Merger Agreement are described in the Preliminary Statement of the Company, as amended by the First Amended Proxy Statement of the Company, dated September 25, 2000 (as amended, the "Proxy Statement") which was filed with the Securities and Exchange Commission on August 4, 2000. A copy of the Proxy Statement is filed with the Original Statement as Exhibit a(2), and a copy of the Merger Agreement is attached as Exhibit A to the Proxy Statement.

Item 6. Purposes of the Transaction and Plans or Proposals.

            On November 8, 2000, the shareholders of the Company held a meeting to consider the Merger. At the meeting, the holders of more than 70% of the Common Stock voted in favor of the Merger. On November 8, 2000, a merger certificate was filed with the secretary of state of New York and the Company and the Purchaser were merged, with the Company as the surviving entity. All of the holders of Common Stock and Preferred Stock were sent a Letter of Transmittal, a copy of which is attached hereto as an exhibit, instructing them on the procedures for receiving payment for their Common Stock or Preferred Stock.

Item 11. Interest in the Securities of the Subject Company.

          The information set forth in the Introduction and in "Special Factors
- Background of the Merger" of the Proxy Statement is incorporated herein by reference. Following the Merger, the foregoing is amended as follows:

Name                     Shares Beneficially Owned         Percentage of Class
----                     -------------------------         -------------------
Reginald Spinello                850                               85%
Karine Hollander                  50                                5%
Raveendra Nandigam               100                               10%



Item 16. Material to be Filed as Exhibits.

      (a)(1) Agreement and Plan of Merger between PDK Acquisition Corp. and PDK Labs, Inc., dated as of August 3, 2000.

      (a)(2) Form of Proxy Statement of PDK Labs Inc., pursuant to Section 14(a) of the Securities Exchange Act of 1934, dated August 4, 2000.

      (a)(3) Letter of Transmittal, dated August 4, 2000.

      (a)(4) Form of Opinion of JW Genesis Capital Markets, Inc., dated August 3, 2000.


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      (a)(5) Form of First Amended Proxy Statement of PDK Labs Inc., pursuant to Section 14(a) of the Securities Act of 1934, dated September 25, 2000.

      (a)(6) Form of Letter of Transmittal, dated November 8, 2000.



                                    Signature

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   PDK ACQUISITION CORP.


                                   By: /s/ Reginald Spinello
                                       ----------------------
                                   Name: Reginald Spinello
                                   Title:   President

                                   PDK LABS INC.


                                   By: /s/ Reginald Spinello
                                       ----------------------
                                   Name: Reginald Spinello
                                   Title:   President

                                       /s/ Reginald Spinello
                                    ---------------------------------
                                    Reginald Spinello

                                       /s/ Karine Hollander
                                    ---------------------------------
                                    Karine Hollander

                                       /s/ Raveendra Nandigam
                                    ------------------------------
                                    Raveendra Nandigam


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                                  Exhibit List

* (a)(1) Agreement and Plan of Merger between PDK Acquisition Corp. and PDK Labs, Inc., dated as of August 3, 2000.

* (a)(2) Form of Proxy Statement of PDK Labs Inc., pursuant to Section 14(a) of the Securities Exchange Act of 1934, dated August 4, 2000.

*     (a)(3) Form of Letter of Transmittal, dated August 4, 2000.

* (a)(4) Form of Opinion of JW Genesis Capital Markets, Inc., dated August 3, 2000.

* (a)(5) Form of First Amended Proxy Statement of PDK Labs Inc., pursuant to Section 14(a) of the Securities Act of 1934, dated September 25, 2000.

      (a)(6) Form of Letter of Transmittal, dated November 8, 2000.


*     Previously filed


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